

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Remi Lalonde
President and Chief Executive Officer
Resolute Forest Products Inc.
1010 De La Gauchetiere Street West, Suite 400
Montreal, Quebec H3B 2N2, Canada

      Re: Resolute Forest Products Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 5, 2022
           File No. 001-33776

Dear Mr. Lalonde:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 5, 2022

General

1.   Please provide us with your detailed legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of 1933. In preparing your response, please consider prior staff no-action letters on this topic, such as Minnesota Mining and Manufacturing Co., SEC No-Action Letter (Oct. 13, 1998).

      Please contact Thomas Jones, Staff Attorney at (202) 551-3602 or Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

                            Sincerely,

Remi Lalonde
Resolute Forest Products Inc.
August 26, 2022
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